We're embarking on an incredible adventure in the heart of downtown Denver and we'd like you to be a part of it. Imagine a giant corkscrew that grabs a golf ball, lifts it 16 feet into the air, and sends it cascading down a line of cymbals, drums and bells. Add in a fresh menu of chef-created bar bites and dinner specialties plus local beers on tap and the most creative cocktails this side of the Rockies, and you've got Urban Putt, Denver's only indoor miniature golf course, bar, restaurant and party space, opening in the summer of 2019.

The original inspiration for Urban Putt actually came from a series of house parties that my wife and I used to throw in San Francisco, going all the way back to the early 90s. It was a "bring your own hole" miniature golf party. A lot of people would show up, they would build their own holes, we'd build some of our own. Yes, there was plenty of beer and food involved, and it was a great time. Every year, it got larger and more complex and more wonderful. Eventually, we decided, maybe it's time to try to turn this into a business.

Before that, I had been an editor and a writer. I'd been doing that for almost 35 years, starting in Manhattan, and then ultimately, moving to San Francisco, on magazines and websites and the like. And then, I decided it was time to take this incredible leap of faith and let's see if I can start a business. So I quit my job, started raising money, put together a staff, found a space in San Francisco that would ultimately become Urban Putt, found a chef, and moved forward from there. It was very risky, I would say, at that point, and it turned out to have worked out well.

Well, Urban Putt is really very different from your conventional mini golf course, the kind of thing that you might find in North Carolina or anywhere else or in the East Coast. For one thing, we really have tried to create an indoor environment of wonder and amazement. Everything has got automated elements, a lot of Rube Goldberg devices and the like. I mean, you can think of Urban Putt as sort of the stepchild of Jules Verne, 20,000 Leagues Under the Sea, maybe a little bit of Westworld, certainly a lot of steampunk thrown in there. A little bit of Disney because we're very inspired by that as well.

Every hole that you play, you need to be able to have this experience. This immersive experience that will draw you in, and that you are actively playing with, and it is playing with you. You don't really see that as you go to some other mini golf courses. A lot of places, you'll be playing and there's a straightaway and 45 degree angle, and there'll be a dinosaur on the side. If you're playing at Urban Putt, if there's a dinosaur on the side, he's going to be trying to eat your golf ball.

In San Francisco, we have a single, wonderful, interactive 14-hole course. But Denver, we've got a lot more space, and so we're able to do two separate, fully interactive 9-hole course that everyone can play on. They're different, and they're both quite wonderful.

I mean, certainly, I've already raised a lot of money from private investors and elsewhere, but it's important to me to be able to bring the community into the whole process. Then I heard about NextSeed, which is a funding platform that anyone can participate in. Where does that money go? Well, very specifically, that's going for the final build-out of the golf holes which is going on right now, and then most important, the installation and final set up of those holes.

Thank you for watching this video. I hope you will come on board. If you would like to become part of the adventure, just check out the site and you'll see all the details there, and I'm looking forward to seeing all of you, both, online and at Urban Putt Denver.